11019855

RECEIVED
2011 FEB 25 PM 4:41
SEC / TM

AB 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade worx Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Broad Street, 17th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chawla Group CPA's, LLC
(Name – *if individual, state last, first, middle name*)

2182-D Gladstone Ct. (Address) Glendale Heights (City) IL (State) 60139 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Michael Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradeworx Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELA ACEVEDO
Notary Public, State of New York
No. 01AC6162949
Qualified in New York County
Commission Expires Mar. 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradeworx Securities, LLC

Audit Report

December 31, 2010

TRADEWORX SECURITIES, LLC

INDEX TO FINANCIAL STATEMENTS

Chawla Group CPAs, LLC

2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

INDEPENDENT AUDITOR'S REPORT

To the Members
Tradeworx Securities, LLC

We have audited the accompanying balance sheet of Tradeworx Securities, LLC (the Company) as of December 31,2010, and the related statement of operations, changes in member's equity, and cash flows for the year ending December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradeworx Securities, LLC as of December 31, 2010 and the statement of Operations, changes in member's equity and its cash flows for the period January 1, 2010 through December 31, 2010 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital listed in the accompanying notes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the securities Exchange Act of 1934. Such Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Chawla Group CPAs, LLC

Chawla Group CPAs, LLC
Glendale Heights, Illinois
February 21, 2011

TRADEWORX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	$ 49,539	
TOTAL CURRENT ASSETS		49,539
TOTAL ASSETS		$ 49,539
LIABILITIES		
Accounts Payable	$ 8,450	
TOTAL LIABILITIES		8,450
MEMBER'S EQUITY		
Equity	41,089	
TOTAL MEMBER'S EQUITY		41,089
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 49,539

See notes to financial statements

TRADEWORX SECURITIES, LLC
STATEMENT OF OPERATIONS
JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

REVENUES	
Referral Fees	0
TOTAL REVENUES	$ 0
EXPENSES	
Professional Fees	11,199
Telephone and Data Processing	12,122
Insurance	13,025
Rent	10,170
Utilities	3,443
Fees and Registration	817
TOTAL EXPENSES	$ 50,776
NET INCOME(LOSS)	$ (50,776)

TRADEWORX SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

Beginning Balance	$	91,865
Net Income(Loss)		(50,776)
Ending Balance	$	41,089

See notes to financial statements

TRADEWORX SECURITIES, LLC
STATEMENT OF CASH FLOWS
JANUARY 1, 2010 THROUGH DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(50,776)
Adjustments to reconcile net income to net cash:		
Increase (decrease) in:		
Accounts payable		200
NET CASH USED BY OPERATIONS		(50,576)
NET INCREASE (DECREASE) IN CASH		(50,576)
CASH AND CASH EQUIVALENTS - BEGINNING		100,115
CASH AND CASH EQUIVALENTS - ENDING	$	49,539

See notes to financial statement.

TRADEWORX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE A: DESCRIPTION OF BUSINESS

Tradeworx Securities, LLC (the "Company") is a broker- dealer registered with the Securities and Exchange Commission(SEC). The Company is also a member of the Financial Industry Regulatory Authority. (FINRA). The Company's operations consist primarily of developing and licensing software, to be utilized by third party broker dealers.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Referral Fees Revenue

Referral fees are received monthly and recognized as earned. Fees are based on terms of the client agreements. There was no referral fees revenue earned in the year 2010.

Income Taxes

No provision for federal and state income taxes has been recorded because the Company, as a limited liability company, has elected to be taxed as a partnership. Accordingly, the individual member reports the Company's income or loss on the member's income tax return.

The Company prepares partnership calendar year U.S. and state information tax returns and reports to the members their allocable shares of the Company's income, expenses and trading gains or losses. In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48) entitled "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. FIN 48 became effective as of January 1, 2007 and had no impact on the Company's financial statements.

NOTE C: NET CAPITAL REQUIREMENT

The Company is a member of the Financial Industry Regulatory Authority, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $41,089, which was $36,089 in excess of its minimum requirement of $5,000. (See Note H)

NOTE D: MAJOR CUSTOMERS

There was no revenue earned in the year 2010.

NOTE E: CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balance in financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $ 250,000. Management does not anticipate any losses as a result of this concentration.

NOTE F: RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement between the Company and its parent, Tradeworx Inc. The company pays a monthly administrative fee for utilizing certain resource of the parent. The Company was charged $34,924 for the year ended December 31, 2010 for the use of the office, utilities, etc. The Company is wholly owned by Tradeworx Inc.

NOTE G: EXEMPTION FOR RULE 15c3-3

The Company is exempt from the SEC Rule 15c-3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i). The Company does maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers. There was no balance in the Special Reserve Bank Account as of December 31, 2010.

NOTE H: COMPUTATION OF NET CAPITAL

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS
December 31, 2010

Member's equity		41,089
Less non-allowable assets		
Other		0
Net Capital		41,089
Aggregate indebtedness		8,450
Computes minimum net capital required (6 2/3% of Aggregate indebtedness)		563
Minimum Net Capital Required (under SEC Rule 15c3-1)		5,000
Excess net capital (41,089 - 5,000)		36,089
Percentage of Aggregate indebtedness to net capital	8,450 / 41,089	20.57%

There are no differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II- A filing as of December 31, 2010

Chawla Group CPAs, LLC

2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

To the Members of
Tradeworx Securities, LLC

In planning and performing our audit of the financial statements of Tradeworx Securities, LLC (the "Company") for the period January 1, 2010 through December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Rule15c3-1.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on SEC's Regulations and should not be used for any other purpose.

Chawla Group CPAs, LLC

Chawla Group CPAs, LLC
Glendale Heights, Illinois
February 19, 2011